Exhibit 11.1

Consent of Independent Auditor

We consent to the use in this Annual Report on Form 1-A of Fundrise East Coast Opportunistic REIT, LLC of our report dated March 16, 2017, relating to our audit of the financial statements of Fundrise East Coast Opportunistic REIT, LLC as of and for the year ended December 31, 2016 and to the reference to our firm under the heading "Experts" in such Regulation A Offering Circular.

/s/ Aronson LLC

Rockville, Maryland

April 13, 2017